RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL	804 • 788 • 8200
FAX	804 • 788 • 8218

KEVIN J. BUCKLEY
DIRECT DIAL: 804-788-8616
EMAIL: kbuckley@hunton.com

FILE NO: 64268.000014

May 8, 2006

Ms. Sara D. Kalin
Branch Chief – Legal
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fieldstone Mortgage Investment Corporation
Pre-Effective Amendment No. 1 to Registration Statement on Form S-3
(No. 333-132444)

Dear Ms. Kalin:

          On behalf of Fieldstone Mortgage Investment Corporation (the “Registrant”), we file herewith Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form S-3 (No. 333-132444). We also submit this response to the comments of the SEC Staff in your letter dated April 11, 2006. For your convenience, the full text of the Staff’s comments (including the headings and numbering from your letter) is provided below, followed, in each instance, by our response on behalf of the Registrant presented in italics. In addition, for your convenience, we enclose a blacklined version of the Registration Statement, marked to show changes responsive to the Staff’s comments and keyed to the numbering in your letter.

Registration Statement on Form S-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instructions I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

The Registrant confirms that each issuing entity formed by it or its affiliates with respect to asset-backed securities involving the subject asset class has been current and timely with

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

respect to its Exchange Act reporting obligations during the last twelve months. The name of each affiliate formed by the Registrant or any affiliate with respect to asset-backed securities of the subject asset class and its related CIK Code are as follows:

Name of Affiliate	CIK Code

Fieldstone Mortgage Investment Trust, Series 2005-2	0001334902

Fieldstone Mortgage Investment Trust, Series 2005-3	0001344809

Fieldstone Mortgage Investment Trust, Series 2006-1	0001354970

2.

Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

The Registrant confirms that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus for each asset-backed securities offering, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

The Registrant confirms that it will file unqualified legal and tax opinions at the settlement of each takedown.

4.

We note that your disclosure on pages 3, 39 and 41 of the base prospectus lists several specific types of credit support that may be used by an issuing entity, and goes on to indicate that “another type of credit enhancement,” “another method of credit enhancement described in the related prospectus supplement” or “other derivative instruments” may be used. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

be included in an actual takedown and revise to remove the language quoted above, as well as any other similar “catch all” language.

The Registrant hereby confirms that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown. The Registrant has deleted the “catch all” language noted above.

5.

Please add a separately captioned section to each prospectus supplement disclosing the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

The Registrant has added the requested section.

Principal and Interest Payments, page 24

6.

We note from the second paragraph of this section that the related prospectus supplement will specify the method for determining the interest rate on securities with adjustable interest rates. Please revise the base prospectus to identify all indices that may be used to determine interest payments or confirm that, in any case, they will be indices that reflect payments of interest based on debt transactions and not based on a securities or commodities index. Refer to Item 1113(a)(3) of Regulation AB.

The Registrant confirms that all indices that may be used to determine interest payments will be indices that reflect payments of interest based on debt transactions and not based on any securities or commodities index. The Registrant has revised the base prospectus to clarify this matter.

Mortgage Pass-Through Certificates and Government Obligations, page 32

7.

We note that you include a section on agency securities in addition to this section, which appears to relate only to securities that are direct obligations of the United States or agencies of the United States. Please revise to clarify the difference between agency securities and the other “government obligations” to which this section refers.

The Registrant has revised the discussion of agency securities and government obligations to clarify the meanings of those terms.

Pre-Funding Account, page 36

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

8.

We note from page 37 that “unless otherwise specified in the related prospectus supplement,” the prefunding period will not exceed three months from the closing date and the prefunding account will not exceed 25% of the “principal amount of the securities issued.” Please revise to clarify, if true, that the prefunding period will not exceed one year and that the prefunding account will not exceed 50% of the proceeds of the offering. Refer to Item 1101(c)(3)(ii) of Regulation AB.

The Registrant has revised the disclosure as suggested.

Cash Flow Agreements, page 39

9.

We note that in addition to interest and currency agreements, you may use “other swaps and derivative instruments or other agreements consistent with the foregoing.” Please revise to either remove this language or to list the derivative instruments to which you refer. Additionally, confirm that any derivative arrangement you intend to use will be limited to an interest or currency agreement.

The Registrant has revised its disclosure related to cash flow agreements and derivative instruments to provide a specific listing of permissible instruments. The Registrant also confirms that any derivative agreement will be limited to an interest or currency agreement.

10.

As a follow-up to the comment above, please revise to explain what a purchase/sale agreement is and how the use of such agreement would be consistent with the definition of an asset-backed security. Refer to Section III.A.2.a of SEC Release 33-8518.

The Registrant has deleted the reference to purchase/sale agreements because the Registrant does not intend to use purchase/sale agreements as credit enhancement for any asset-backed securities offering.

11.

We note that the credit support you describe in this section appears to be limited to derivative arrangements, which are covered by Item 1115 of Regulation AB. However, the second paragraph of this section indicates that, if applicable, you will provide the information required by Item 1114 of Regulation AB. Revise accordingly. This comment also applies to the bracketed language you have provided at the top of page S-60 and S-59 of prospectus supplements one and two, respectively, regarding the cap counterparty.

The Registrant has made the requested revisions.

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

Credit Enhancement, page 39

12.

Please revise the description of credit enhancement throughout the filing for consistency, and ensure that this section briefly describes all forms of credit enhancement that may be used. For example, we note that your prospectus supplements contemplate the use of excess interest as a form of credit enhancement but that excess interest is not mentioned or explained here. Revise throughout the filing as appropriate.

The Registrant has made conforming changes to its disclosure of potential forms of credit enhancement in the base prospectus and in each form of prospectus supplement.

13.	Please confirm that any guarantee of securities will be registered if an exemption is not available. See footnote 329 to SEC Release 33-8518.

The Registrant confirms that any guarantee of securities that constitutes a separate security will be registered if an applicable exemption is not available.

14.

We note from the first paragraph of this section that any form of credit enhancement may be structured so as to be drawn upon by more than one series. We also note from the second paragraph of this section that if a form of credit enhancement covers more than one series, holders of securities will be subject to the risk that such credit enhancement will be exhausted by claims of other covered trusts prior to receiving their intended share of coverage. Please provide us with a legal analysis as to why this arrangement is consistent with the definition of an asset-backed security.

Regulation AB defines an “asset-backed security” as one “that is primarily serviced by the cash flows of a discrete pool of receivables or other financial assets.” In certain circumstances, asset-backed securities have included forms of credit enhancement that would cover more than one series of securities. Use of credit enhancement to cover multiple series generally is limited in scope and constitutes a relatively minor portion of the credit enhancement for any particular series. For example, special hazard insurance might be obtained to cover certain extraordinary losses excluded from standard hazard policy coverage. Because such coverage is limited in scope and because the costs of specialized insurance coverage often can be minimized by spreading that cost across a larger pool of covered assets, the sponsor may elect to spread the cost of certain specialized insurance coverage across multiple series. In any event, each series of securities would continue to be primarily serviced by the cash flows of a discrete pool of receivables or other financial assets. Furthermore, the prospectus supplement for each

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

related series will disclose the structure of that credit enhancement in a manner that is transparent and understandable to prospective investors, including a risk factor addressing the additional risks associated with the assignment of any credit enhancement to cover any additional series of securities.

Delivery of Additional Assets, page 44

15.

Please revise your disclosure in this section to better explain the circumstances under which you would add assets to the pool subsequent to the cut-off date, including a more thorough description of the “other means” you may use to do so. Additionally, tell us why this arrangement is consistent with the definition of an asset-backed security. Refer to Section III.A.2 of SEC Release No. 33-8518.

This disclosure was not intended to permit deliveries of assets to the pool following the cut-off date but to recognize that additional or different forms of credit enhancement, including guarantees and other instruments, some of which may be secured, may be utilized in addition to, or in lieu of, certain insurance policies. The Registrant has clarified the disclosure to specify that other forms of credit enhancement, including guarantees and other instruments, may be used in addition to, or in lieu of, certain insurance policies.

Evidence as to Compliance, page 57

16.

It appears that you have included disclosure regarding only one of the three reports required by Items 1122 and 1123 of Regulation AB. Please revise to clarify that you will provide all of the required reports and that they will be filed as exhibits to your Form 10-K.

The Registrant has revised the disclosure to include all reports required by Items 1122 and 1123 of Regulation AB and to specify that such reports will be filed as exhibits to the applicable issuing entity’s Form 10-K.

Notes Supplement

Cover Page

17.

We note your statement that neither the notes nor the assets of the issuing entity will be obligations of the underwriters or certain other entities. Please revise to specify that the notes will represent obligations of the issuing entity. Refer to item 1102(d) of Regulation AB.

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

The Registrant has made the requested change.

18.

It appears from pages S-52 and S-56 that you will use cross-collateralization and a cap agreement as forms of credit enhancement. Please expand your cover page to provide this information. See Item 1102(h) of Regulation AB. Additionally, please revise your summary section and the body of your prospectus to briefly describe the terms of the cross-collateralization you intend to use. See Items 1103(a)(3)(ix) and 1114(a) of Regulation AB.

The Registrant has made the requested revisions.

The Mortgage Pool, S-25

19.

As your base prospectus does not appear to prohibit the inclusion of delinquent loans in an asset pool, please revise this section to include bracketed disclosure illustrating the delinquency information you would provide, if applicable. See Items 1111(c) and 1100(b)(1) of Regulation AB. You may also refer to Section 1.01 of Regulation AB Telephone Interpretations available on our website. Additionally, please confirm that no asset pool will include nonperforming assets and that delinquent assets will comprise less than 20% of each asset pool.

The Registrant has revised its forms of prospectus supplement to include disclosure regarding delinquency status. The Registrant confirms that no asset pool will include nonperforming assets and that delinquent assets will comprise less than 20% of each asset pool.

20.	Please revise to clarify in this section how the Statistical Cut-Off Date varies from the Cut-Off Date and whether such difference will materially affect the composition of the asset pool.

The Statistical Cut-Off Date is the same as the Cut-Off Date. The Registrant has clarified the disclosure by eliminating Statistical Cut-Off Date as a defined term and replacing it with references to Cut-Off Date.

Parties to the Transaction

The Master Servicer, page S-40

21.	We note that none of the depositor, the underwriter or any of their respective affiliates makes any representation as to the accuracy of completeness of the

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

information provided in this section. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the filing. For example, we note similar language regarding the subservicer and the interest rate cap counterparty.

The Registrant has revised this disclosure to delete all references to the disclaimers of liability noted above.

The Subservicer, page S-41

22.	We note the bracketed disclosure you provide regarding the subservicer pursuant to Item 1108 of Regulation AB. Please provide similar disclosure for the master servicer and the servicer, as well.

The Registrant has added the requested disclosure in respect of the master servicer. However, the servicer has limited servicing capabilities and experience and is not expected to perform any servicing functions in respect of any pool assets. Therefore, consistent with the sponsor’s prior securitization transactions, each form of prospectus supplement discloses that the servicer is not responsible for any direct servicing obligations and specifies that servicing functions are performed primarily by the subservicer, as to which full disclosure required by Item 1008 of Regulation AB is provided. Likewise, assessments and attestations for all Regulation AB 1122(d) servicing criteria are expected to be provided by parties other than the servicer, because the servicer undertakes no servicing obligations in respect of the pool assets. In the event that the servicer were to undertake any servicing function in respect of any pool of assets, the related prospectus supplement will provide Item 1108 disclosure related to the servicer, and the servicer will provide assessments and attestations for all relevant Regulation AB 1122(d) servicing criteria.

Certificates Supplement

Cover

23.

We note that Fieldstone Mortgage Company is identified on the cover as the seller and sponsor. However, the first sentence under “The Sponsor” on page S-37 identifies Fieldstone Investment Corporation as the sponsor and seller. Please revise here and in your base prospectus, as appropriate, to provide consistent disclosure throughout your filing.

Division of Corporate Finance
U.S. Securities and Exchange Commission
May 8, 2006

The Registrant has revised its disclosure in the form of certificates supplement to identify Fieldstone Investment Corporation as the sponsor. The disclosure also has been clarified to retain Fieldstone Mortgage Company as the seller, because a certificates offering involving a REMIC election would likely be structured with Fieldstone Mortgage Company, a taxable REIT subsidiary of Fieldstone Investment Corporation, as the mortgage loan seller. Although Fieldstone Investment Corporation is the sponsor for all offerings under the Registration Statement, Fieldstone Mortgage Company would likely be the seller of mortgage loans in any offering for which a REMIC election is made in order to avoid potential adverse federal tax consequences related to REIT qualification issues.

Parties to the Transaction

The Trustee, page S-42

24.	Please provide disclosure regarding the prior experience of the trustee. See item 1109(b) of Regulation AB.

The Registrant has provided the requested additional disclosure.

               Should you have additional comments or questions or require clarification of any of our responses on behalf of the Registrant, feel free to call the undersigned at (804) 788-8616 or Rudene Bascomb at (804) 788-7363.

Sincerely yours,

Kevin J. Buckley

Enclosures

cc:	Mr. Joshua Ravitz
Mr. John C. Kendall
Mr. Michael Nardacci
Thomas S. Brennan, Esq.
Rudene Mercer Bascomb, Esq.
Andrew J. Blanchard, Esq.